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                                                                   PRESS RELEASE
                                                        CONTACT RAYMOND HANNIGAN
                                                                  (210) 524-9000

                       KCI ENTERS TENDER OFFER AGREEMENT
                  WITH BLUM & ASSOCIATES AND FREMONT PARTNERS

     SAN ANTONIO, TEXAS, OCTOBER 3, 1997 -- Kinetic Concepts, Inc. ("KCI") (NASDAQ: KNCI) today announced that it has entered into an agreement with Richard C. Blum and Associates, L.P. ("RCBA") and Fremont Partners, L.P. ("Fremont") in which RCBA and Fremont, in conjunction with management, will acquire all of the outstanding common stock of KCI.

     Raymond Hannigan, KCI President and Chief Executive Officer, said the transaction will take the form of a tender offer by KCI for all of its shares at a price of $19.25 in cash net per share and a simultaneous purchase of shares by RCBA and Fremont. This transaction will be followed by a merger in which the remaining public shareholders of KCI would receive the same per share cash consideration. The total consideration to be offered for all KCI shares is between $850 million and $875 million. The tender offer is subject to customary terms and conditions including a minimum of 27.5 million shares of KCI common stock being tendered, representing 67 percent of the outstanding common shares. KCI intends to commence the tender as soon as practicable.

     James R. Leininger, M.D., KCI's Board Chairman and holder of approximately 19 million common shares, has agreed to retain approximately 6 million of those shares, representing approximately a 33.5 percent post-closing interest in the Company; and has committed to tender the balance of his shares. After completion of the transactions, Fremont will own approximately 40.0 percent and RCBA will own approximately 26.5 percent of the Company. Dr. Leininger has also agreed to grant an option to Fremont and RCBA on 4.2 million common shares which he owns.

     KCI's Board of Directors has unanimously recommended that shareholders accept the offer and has received a fairness opinion from BT Alex. Brown Incorporated.

     Hannigan said, "The expertise and success record that our two new investors bring to the table will enable us to continue building on the traditional strengths of the Company while also exploring new possibilities. We will stay on course with our existing senior management team and will continue marketing our medically proven products and valuing the support and commitment of our 2,000 KCI team members.

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     "Of course, this is good news for San Antonio, too. We are proud of our record as a good corporate citizen in this city and will continue to support the community efforts of our employees in San Antonio."

     Dr. James Leininger said, "As founder and Chairman of the Board of KCI, I am so pleased that all our shareholders can share in the success of the Company. In supporting this transaction, I have committed to retain a significant interest in the Company and have been asked to continue on the Board. Both Fremont and RCBA will be good partners for KCI's management, its employees, and customers."

     Fremont Partners, L.P. is a private equity fund based in San Francisco. It is part of The Fremont Group, a private investment company with more than $7 billion in assets under management. Among other operating companies where Fremont has had significant roles are Caldwell Banker; Crown Pacific (NYSE:
CRO), a major timber and forest products company; and Kerr (NYSE: KGM). Fremont also manages publicly traded mutual funds (Fremont Funds) and real estate, energy and venture capital assets.

     Robert Jaunich II, Managing Director of Fremont Partners, said, "KCI has explored for many months the issues of strategic options and shareholder value optimization. We are pleased that Fremont and RCBA will have the opportunity to partner with management and Dr. Leininger as the Company faces the challenges ahead."

     Richard C. Blum & Associates, L.P., also based in San Francisco, is a private investment company specializing in strategic block relationship investing with assets of approximately $2 billion under management.

     Richard Blum said, "As a substantial shareholder for the past two years, this transaction expresses our confidence in management and the principals, and the growth prospects for the business."

     KCI develops and markets innovative therapeutic healing systems that address skin breakdown, circulatory problems, and pulmonary complications associated with patient immobility. The Company's healing systems include specialty beds, mattress replacement systems, and related devices. KCI serves hospitals, long-term and home care settings throughout the United States and in 30 countries.